PAGE 1 OF 4
                                         File No. 70-8729

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          AMENDMENT NO. 1 TO
                               FORM U-1
                      APPLICATION - DECLARATION
                                UNDER
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



Names of companies filing this statement and addresses of principal executive offices:

National Fuel Gas Company           National Fuel Gas
10 Lafayette Square                   Distribution Corporation
Buffalo, New York 14203             10 Lafayette Square
                                    Buffalo, New York 14203
National Fuel Gas
  Supply Corporation                Seneca Resources Corporation
10 Lafayette Square                 10 Lafayette Square
Buffalo, New York 14203             Buffalo, New York 14203

Utility Constructors, Inc.          Highland Land & Minerals, Inc.
Box 84                              10 Lafayette Square
Route 6                             Buffalo, New York 14203
Kane, Pennsylvania 16735

Leidy Hub, Inc.                     Data-Track Account Services, Inc.
10 Lafayette Square                 10 Lafayette Square
Buffalo, New York 14203             Buffalo, New York l4203

National Fuel Resources, Inc.       Horizon Energy Development, Inc.
478 Main Street                     10 Lafayette Square
Buffalo, New York 14202             Buffalo, New York 14203

Name of Top Registered Holding Company:  NATIONAL FUEL GAS COMPANY

Names and Addresses of Agents for Service:

P. C. Ackerman                      A. M. Cellino, Secretary
Senior Vice President               National Fuel Gas Company
National Fuel Gas Company           10 Lafayette Square
10 Lafayette Square                 Buffalo, New York 14203
Buffalo, New York 14203


It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                     Kyle G. Storie, Esq.
                     National Fuel Gas Distribution Corporation
                     10 Lafayette Square, Suite 1500
                     Buffalo, New York 14203

Item 1. Description of Proposed Transactions is hereby amended by the addition at the end thereof of the following paragraph:


         "All hedging transactions will meet the criteria

established by the Financial Accounting Standards Board in its

"Statement of Financial Accounting Standards No. 80 - Accounting

for Futures Contracts" necessary to qualify for hedge accounting treatment."



Item 6.  Exhibits and Financial Statements

         The following exhibits and financial statements are hereby filed:

         F-1(a)    Opinion of Stryker, Tams & Dill, New Jersey
                   Counsel for National.

         F-1(b)    Opinion of Philip C. Ackerman, Counsel for
                   National.

         F-2 Opinion of Ronald J. Tanski, New York Counsel for National's subsidiaries.

         F-3       Opinion of Gwendolyn M. Ralph, Pennsylvania
                   Counsel for National's subsidiaries.

         S-13 Projected Statements of Cash Flow by subsidiary for the calendar years 1996 and 1997.


                            SIGNATURES

         Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  December 20, 1995
                                  NATIONAL FUEL GAS COMPANY


                                  By /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    Senior Vice President

                                  NATIONAL FUEL GAS DISTRIBUTION
                                    CORPORATION


                                  By /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  NATIONAL FUEL GAS SUPPLY CORPORATION


                                  By /s/Joseph P. Pawlowski
                                    Joseph P. Pawlowski
                                    Treasurer


                                  SENECA RESOURCES CORPORATION


                                  By /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  UTILITY CONSTRUCTORS, INC.


                                  By /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  HIGHLAND LAND & MINERALS, INC.


                                  By /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President


                                  DATA-TRACK ACCOUNT SERVICES, INC.


                                  By /s/Philip C. Ackerman
                                    Philip C. Ackerman
                                    President

                                  NATIONAL FUEL RESOURCES, INC.


                                  By /s/Ronald J. Tanski
                                    Ronald J. Tanski
                                    Secretary


                                  HORIZON ENERGY DEVELOPMENT, INC.


                                  By /s/Gerald T. Wehrlin
                                    Gerald T. Wehrlin
                                    Secretary


                                  LEIDY HUB, INC.


                                  By /s/Gerald T. Wehrlin
                                    Gerald T. Wehrlin
                                    Secretary